

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 8, 2017

James Zappa
Executive Vice President and General Counsel
CHS Inc.
5500 Cenex Drive
Inver Grove Heights, MN 55077

> **Re: CHS Inc.**
> **Registration Statement on Form S-1**
> **Filed January 27, 2017**
> **File No. 333-215771**

Dear Mr. Zappa:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact John Stickel at 202-551-3324 or me at 202-551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure